FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of October, 2010
Commission File Number: 001-09531
Telefónica, S.A.
(Translation of registrant’s name into English)
Distrito C, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 85 48
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐       No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐       No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

		Sequential
		Page
Item		Number

1.	Telefónica — Date of publication of January-September 2010 Results	3

NOTICE
January-September 2010 Results
Earnings Release

Date:	Thursday, November 11th 2010

Time:	Before market opens
Conference Call

Date:	Thursday, November 11th 2010

Time:	16:00 pm (Madrid time)
15:00 pm (London time)
10:00 am (NY time)
To be webcasted live over the Internet
You can log-in in our website at:
http://www.telefonica.es/investors/
To listen to the call, we kindly suggest you to access the
webcast on Telefónica’s website
To participate in the Q&A session, please dial, a few minutes before the start of the conference call, one of the following numbers:
From Spain: +34 91 788 93 03
From the United States: +1 866 388 19 27
From the U.K. and other countries: +44 (0) 203 14 74 600
If you have any questions, please do not hesitate to contact Clotilde Jourdain at “clotilde.jourdaindethieulloy@telefonica.es”, or at phone number +34 91 482 8700.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date: October 11th, 2010	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
		Name:	Ramiro Sánchez de Lerín García-Ovies
		Title:	General Secretary and Secretary to the Board of Directors